

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Gerbrand Van Heerden
Chief Financial Officer
Bunker Hill Mining Corp.
82 Richmond Street East
Toronto, Ontario M5C 1P1
Canada

> **Re: Bunker Hill Mining Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 333-150028**

Dear Gerbrand Van Heerden:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation